

05041535

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AM 5-17-2005

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SECU[illegible] [illegible]SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 41553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTCO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

866 RIDGEWAY LOOP STE 150
(No. and Street)

MEMPHIS (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN MCEWAN 901 747 3946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS + UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVE. STE 200 (Address) MEMPHIS, TN (City) 38120 (State) (Zip Code)

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 2 2005
WASH. D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dan McEwan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investco Securities, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MY COMMISSION EXPIRES MAY 17, 2005

Signature

Title

Notary Public


SANDRA WALTON
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTCO SECURITIES, INC.

April 26, 2005

Mr. Brian J. Hartmann
NASD Regulation, Inc.
District 5 – Energy Centre
1100 Poydras St. Suite 850
New Orleans, LA 70163-0802

Dear Mr. Hartmann:

I am in receipt of your letter dated April 14, 2004 regarding the need of a notarized form X-17A-5. Although I had already sent signed copies of the above, I have enclosed a notarized original for you.

If you have any further questions, please call me at 901-747-5152.

Sincerely,



Dan McEwan
President

Cc: NASD/Systems Support – Rockville, MD
Securities and Exchange Commission, Miami, FL
Securities and Exchange Commission, Washington, D.C.